Exhibit 99.3

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Preliminary Note

The following Management’s Discussion and Analysis (“MD&A”), prepared as of May 20, 2022, should be read in conjunction with the unaudited Condensed Consolidated Financial Statements of Babylon Holdings Limited (“Babylon” or “the Company”) for the three months ended March 31, 2022 together with the audited financial statements of the Company for the year ended December 31, 2021 and the accompanying MD&A for that fiscal year appearing in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

We were founded by our Chief Executive Officer, Dr. Ali Parsadoust, in 2013. Babylon Holdings Limited was incorporated on April 11, 2014 and is entering its ninth year of operation. Babylon is a company limited by shares organized under the laws of the Bailiwick of Jersey. Its registered office is at 31 Esplanade, St. Helier, Jersey, JE2 3QA. The mailing address of Babylon’s headquarters and principal executive offices is 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom, and Babylon’s telephone number is +44 (0) 20 7100 0762. Our U.S. subsidiary, Babylon Inc., 2500 Bee Cave Road, Austin, Texas 78746, serves as our agent in the United States.

Our website address is www.babylonhealth.com. The information on, or that can be accessed through, our website is not part of this Report. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in US Dollars. Amounts in this MD&A are stated in US Dollars unless otherwise indicated. Unless otherwise indicated or the context otherwise requires, all references to the terms “Company,” “company,” “Babylon,” “we,” “us,” “our” and similar terms refer to Babylon Holdings Limited, together with its consolidated subsidiaries. Certain member counts are rounded to the nearest thousand.

Forward-Looking Statements

This Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this Report.

Overview

We are a leading digital-first, value-based care company. Founded in 2013, our mission is to make high-quality healthcare accessible and affordable for everyone on Earth. We believe we are poised to reengineer the global healthcare market to better align system-wide incentives and to shift the focus from reactive sick care to preventative healthcare, resulting in better member health, improved member experience and reduced costs. To achieve this goal, we are leveraging our highly scalable, digital-first platform combined with high quality clinical operations and affiliated provider networks to provide an integrated, end-to-end healthcare solution. We combine artificial intelligence and broader technologies with human expertise to deliver modern healthcare.

We monetize our products and services in three primary ways:

•	Value-Based Care, or VBC, in which we manage a defined subset or the entire medical costs of a member population and capture the cost savings. During the three months ended March 31, 2022 and 2021, 92.5% and 38.2%, respectively, of our revenue was derived from VBC arrangements.

•	Software Licensing, in which we predominantly sell our digital suite of products to partners who may provide care through their own medical networks. During the three months ended March 31, 2022 and 2021, 2.9% and 50.5%, respectively, of our revenue was derived from software licensing.

•	Clinical Services, in which our affiliated providers deliver medical consultations, typically on a FFS, or a combination of capitation fee and FFS basis under a risk-based agreement. During the three months ended March 31, 2022 and 2021, 4.6% and 11.3%, respectively, of our revenue was derived from clinical services.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

As of March 31, 2022, our VBC, software licensing and/or clinical service offerings supported patients in 15 countries. We have scaled our VBC offering rapidly over the last year to become one of the largest VBC networks in the United States, with 270,711 U.S. VBC members as of March 31, 2022, and we expect to remain focused on U.S. growth. Our company has developed as follows:

•	2013: Founded by our Chief Executive Officer, Dr. Ali Parsadoust.

•	2014: Became the first digital-first health service provider to be registered with the Care Quality Commission (“CQC”), the healthcare services regulator and inspector in England. In response to primary care doctor shortages in the United Kingdom, Babylon contracted with the NHS to offer a technology platform to improve accessibility to primary care and to doctors, proving out the ability to tackle accessibility with high quality in a very advanced U.K. healthcare market.

•	2015: Began providing clinical services through our virtual care platform, offering diagnoses, advice and treatments via medical professionals to patients on a remote basis.

•	2016: First expanded outside the United Kingdom, launching in Rwanda. We sought to prove our model in a more challenging environment and partnered with the Bill and Melinda Gates Foundation and the government of Rwanda, a country with limited resources and infrastructure for healthcare.

•	2017: Made our technology available for licensing to corporate and institutional clients.

•	2018: Launched our agreement with Prudential in Asia, and since then have been rolling out our Symptom Checker and Health Assessment solutions across 11 countries in Asia.

•	2018: Launched our partnership with TELUS Health (“TELUS”) in Canada, the Canadian parent holding company of various telecommunication and other subsidiaries. TELUS agreed to use our platform to deliver digital health services across Canada through a joint venture named Babylon Health Canada Limited. We sold Babylon Health Canada Limited to TELUS in January 2021 and entered into a seven-year agreement to license our white-labeled digital platform to TELUS Health, allowing TELUS Health to provide integrated clinical services to members through a TELUS-branded version of the Babylon digital platform.

•	2020: Entered the U.S. market with a clinical services network and formed our first end-to-end digital, integrated VBC service, Babylon 360. Babylon 360 has since expanded in the U.S. and is being introduced in the U.K. through our agreement with Royal Wolverhampton NHS Trust (“RWT”).

•	2021: Became a public company in the United States, with our Class A ordinary shares and warrants listed on the New York Stock Exchange (“NYSE”), upon completing a merger (the “Business Combination”) with Alkuri Global Acquisition Corp., a special purpose acquisition company (“Alkuri”), on October 21, 2021. In addition, we completed a private placement of our Class A ordinary shares to certain investors for an aggregate purchase price of $224 million (the “PIPE Investment”).

We have also completed certain investments and acquisitions in recent years that have helped improve our ability to deliver our products in services:

•	DayToDay. In October 2019, we purchased a majority stake in Health Innovators Inc. (d/b/a DayToDay) (“DayToDay”). On December 20, 2021, we issued 247,112 Class A Ordinary Shares to the owners of DayToDay, pursuant to a Stock Purchase Agreement, dated as of September 27, 2021, as consideration for our purchase, on November 16, 2021, of the remaining equity stake in DayToDay. The DayToDay acquisition is intended to bolster our product offering by providing patient management for acute care episodes.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

•	Higi. On May 15, 2020, we acquired 10.2% of the fully diluted capital stock of higi SH Holdings Inc. (“Higi”). Higi. Through a series of investments, we then increased our shareholdings in Higi to 25.3% on a fully diluted basis. On December 7, 2021, we exercised our option to acquire the remaining equity interest in Higi pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated October 29, 2021 (the “Higi Acquisition Agreement”). Higi Acquisition Agreement. The closing of this acquisition occurred on December 31, 2021. The exercise price of the option to acquire the remaining Higi equity stake included the payment of $4.6 million in cash and the issuance of 3,412,107 Class A ordinary shares at the closing, the payment of $5.4 million at the closing to satisfy the principal and interest payable by a subsidiary of Higi pursuant to a promissory note in favor of ALP Partners Limited, an entity owned by our founder and Chief Executive Officer, the future payment of up to $0.3 million and issuance of up to 490,782 additional Class A ordinary shares after the expiration of a 15-month indemnification holdback period, and the issuance of 1,980,000 restricted stock units for Higi continuing employees and consultants in respect of Class A ordinary shares, of which 1,167,669 were vested at closing. The Higi shareholders who received our shares are subject to a lockup and were granted certain registration rights. Higi provides digital healthcare services via a network of Smart Health Stations located in the United States, and makes health kiosks found in retail pharmacies and grocery stores that provide free screenings of blood pressure, weight, pulse and body mass index. The Higi acquisition is intended to increase our reach to users and our ability to provide clinical service offerings to our customers.

•	Fresno Health Care. In October 2020, we acquired certain portions of the Fresno Health Care business of FirstChoice Medical Group (“FCMG”) for $25.7 million. This acquisition was intended to advance the growth of our value-based care services, by transitioning members to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.

•	Babylon Health Canada Limited. On January 14, 2021 we entered into a Share Purchase Agreement (“SPA”) with TELUS for the sale of the Babylon Health Canada Limited business. The entire issued share capital of Babylon Health Canada Limited was transferred to TELUS for a base price of CAD$1.8 million, which has been adjusted for working capital and net indebtedness. A further CAD$3.5 million payment was made by TELUS that was attributable to a partial repayment of an intercompany loan due from Babylon Canada to Babylon Partners Limited. The remaining amount of the intercompany loan was forgiven immediately prior to the execution of the SPA.

•	Meritage Medical Network. In April 2021, we acquired Meritage for $31.0 million. This acquisition was intended to expand the growth of our value-based care services, by transitioning over 20,000 Medicare Advantage and Commercial Health Maintenance Organization (“HMO”) patients within the Meritage network to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.

We have experienced rapid revenue growth in the past two years in particular as we have recently expanded our VBC offerings. Our Revenue was $266.4 million and $71.3 million, our Clinical care delivery expense was $23.9 million and $11.8 million, our Claims expense was $247.6 million and $23.9 million, our Platform & application expenses were $16.7 million and $6.4 million, our Research & development expenses were $10.1 million and $10.4 million, and our Operating loss was $90.1 million and $12.8 million, for the three months ended March 31, 2022 and 2021, respectively. Our loss was $91.4 million and $10.8 million, our EBITDA was $(75.5) million and $(4.0) million, and our Adjusted EBITDA was $(72.2) million and $(4.6) million, for the three months ended March 31, 2022 and 2021, respectively. EBITDA and Adjusted EBITDA are non-IFRS measures. For a description of how we calculate EBITDA and Adjusted EBITDA, a reconciliation to the most directly comparable IFRS measure, and the limitations of these non-IFRS financial measures, see “Key Business and Financial Metrics—EBITDA and Adjusted EBITDA.”

Impact of the COVID-19 Pandemic

The rapid spread of COVID-19 around the world (the “Pandemic”) has altered the behavior of businesses and people, with significant negative effects on national, state and local economies, the duration of which remains unknown at this time. Many state governors issued executive orders permitting physicians and other healthcare professionals licensed in other states to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure or registration process. In addition, changes were made to the Medicare and Medicaid programs (through legislative changes, and the exercise of regulatory discretion and authority) to increase access to telehealth services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

It is not currently possible to predict the ultimate financial impact of COVID-19 on our business, results of operations and financial condition. Key factors will include the extent to which changes in the behavior of people during the Pandemic result in a permanent change in their behavior, a longer-term reversion back to pre-Pandemic behaviors or a significant immediate reversion in behaviors as the impacts of the Pandemic become more manageable because of global vaccination programs.

Merger Agreement

In June 2021, we entered into a Merger Agreement, by and among Alkuri, Babylon and certain other parties which, among other things, provides for the Business Combination, in which our merger subsidiary merged with and into Alkuri, with Alkuri surviving as a wholly-owned subsidiary of Babylon. Following the consummation of the Business Combination, our Class A ordinary shares have been traded on the NYSE, and we are required to develop the functions and resources necessary to operate as a public company, including employee-related costs and equity compensation, which has resulted in increased operating expenses when compared to the prior period and may continue to increase.

Classification of Our Members

Members

“Members” refers to individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), or who have access to our digital platform through our software license agreements or one of our clinical services offerings. In some instances, “member” is used only to refer to those registered to use the Babylon app, and in others, it refers to those that are eligible under contract to use the Babylon app, whether or not they have registered to use the Babylon app.

U.S. VBC Members

“U.S. VBC Members” refers to individuals who are covered by one of our VBC contracts with a U.S. health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. In some of our VBC contracts, our financial responsibility for these surpluses or deficits is deferred until an initial agreed upon period has elapsed.

Global Managed Care Members

“Global Managed Care Members” refers to individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), under which we assume partial or full risk for the specified costs of members’ healthcare (which may be all-inclusive healthcare costs or more limited professional costs). Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated PMPM or capitation allocation, cost estimate or similar compensation arrangement. Our U.S. VBC Members, Babylon GP at Hand members, and members covered by our agreement with RWT are all Global Managed Care Members.

Key Business and Financial Metrics

We review a number of operating and financial metrics, including the following key metrics and non-IFRS measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Governmental and other economic factors affecting our operations are discussed in “Item 4. Information on the Company” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Revenue:
Value-based care	246,575	27,259
Software licensing	7,756	35,964
Clinical services	12,115	8,070
Total revenue	266,446	71,293
Clinical care delivery expense	(23,927)	(11,823)
Claims expense	(247,552)	(23,917)
Platform & application expenses	(16,703)	(6,434)
Research & development expenses	(10,057)	(10,390)
Sales, general& administrative expenses	(58,310)	(31,479)
Loss for the period	(91,357)	(10,847)
EBITDA	(75,517)	(4,013)
Adjusted EBITDA	(72,243)	(4,555)

The breakout of U.S. VBC Members by health insurance program type, and information about the number of Global Managed Care Members, is shown below:

	As of March 31,
	2022	2021
Medicaid	83%	88%
Medicare	11%	12%
Commercial	6%	—
Total U.S. VBC Members	270,711	66,335

Global Managed Care Members	442,362	161,241

Our key business and financial metrics are explained in detail below.

Revenues

Revenue is derived from capitation revenue under our VBC contracts with U.S. health plans and healthcare providers, Software licensing revenue from technology licensing agreements for the use of our digital healthcare platform, and clinical service revenue from the provision of clinical services.

Value-Based Care Revenue. Value-based care revenue consists primarily of capitation revenue for the delivery of VBC services under VBC contracts with U.S. health plans and healthcare providers. Under VBC contracts, we manage the healthcare needs of our members in a centralized manner, where we negotiate a PMPM or capitation allocation, often based on a percentage of the payer’s premium or Medical Loss Ratio (“MLR”) with the payer. We assume financial responsibility for member healthcare services, which means that, throughout the measurement period, the total actual medical costs are compared to the capitation allocation. At the end of the measurement period, we will either be responsible for all or part of excess costs above the capitation allocation, or will receive all or part of any savings, as compared to the capitation allocation. In some of our newer VBC contracts, our financial responsibility for these surpluses or deficits relative to the capitation allocation is deferred until an initial agreed upon period has elapsed. Capitation revenue under VBC contracts is not dependent upon the volume of specific care services provided, nor the utilization of our digital healthcare platform.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

A small portion of the capitation revenue received under VBC contracts is variable, as the contracts contain provisions for performance-based incentives, performance guarantees and risk shares where amounts received are dependent upon factors such as quality metrics, member-specific attributes, and healthcare service costs. Capitation revenue is estimated using the most likely amount methodology and amounts are only included in revenue to the extent that it is highly probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. Such uncertainties may only be resolved several months after the end of the reporting period because of the availability of sufficient reliable data relating to factors such as quality metrics, member specific attributes and healthcare service costs. Subsequent changes in capitation fees and the amount of capitation revenue to be recognized by us are reflected in subsequent periods. The amount of variable capitation revenue recognized is expected to increase as the number of members we provide VBC services to increases.

Software Licensing Revenue. Software licensing revenue relates to a business customer obtaining a right to use and/or access our digital services. Where we have determined that the customer obtains a right to access our artificial intelligence (“AI”) services, we recognize revenue on a straight-line basis over the contractual term beginning when the customer has access to the service. Where we identify that the customer obtains a right to use license, we recognize revenue from the license upfront at the point in time at which the license is granted and the software is made available to the customer. In these licensing arrangements, we primarily provide digital services to corporate entities, and these corporate entities are considered our customers since the contract is for services that represent our ordinary business.

Clinical Services Revenue. Clinical services revenue is represented by our provision of clinical services to business and private users. Clinical service fees are fee-for-service (“FFS”) fees or a combination of FFS and capitation fees, including per-member-per-month (“PMPM”) subscription fees for the provision of virtual consultations. PMPM subscription fees give members access to our clinical services over the contractual period as set forth in the arrangement and may be allocated to Software licensing revenue for Clinical services revenues recognized for virtual consultations through software licensing arrangements. FFS revenue is based on contracted rates determined in agreed-upon compensation schedules.

Clinical Care Delivery Expense

Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.

Claims Expense

Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Platform & Application Expenses

Platform & application expenses are costs of revenue related to our digital healthcare platform. These costs primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses, for individuals that are engaged in providing professional services related to support and maintenance of the digital healthcare platform, as well as third-party application costs, hosting services and other direct costs. It also includes amortization of capitalized development costs, including related amortization of tax credits. We expect our Platform & application expenses to increase commensurate with increased maintenance attributable to new contracts and continuing development of our technology platform.

Research & Development Expenses

Research & development expenses primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses for individuals that are engaged in performing activities to develop and enhance our digital healthcare platform as well as third-party application costs, hosting services and other indirect costs. It includes research costs and development costs that do not meet the criteria for capitalization and are expensed as incurred. We expect our Research & development expenses to continue to remain consistent with historical expense levels.

Sales, General & Administrative Expenses

Sales, general & administrative expenses include employee-related expenses, contractors and consultants’ expense, stock-based compensation, property and facility related expenses, directors and officers insurance, IT and hosting, marketing, training and recruiting expenses. Enterprise IT and hosting costs are primarily software subscriptions, domain and hosting costs. Our Sales, general & administrative expenses also include depreciation of property, fixtures and fittings and amortization of acquired intangible assets. We expect our Sales, general & administrative expenses to increase for the foreseeable future due to costs that we incur as a new public company, as well as other costs associated with continuing to grow our business. Our Sales, general & administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the nature and timing of expenses, as well as increases in Sales, general & administrative expenses that we have incurred to operate as a public company. However, we expect Sales, general & administrative expenses to decline as a percentage of revenue over time through leverage of certain costs within Sales, general & administrative costs that are scalable relative to increases in revenue.

EBITDA and Adjusted EBITDA

In addition to our financial results reported in accordance with IFRS, we believe that EBITDA and Adjusted EBITDA, both of which are non-IFRS financial measures, are useful in evaluating the performance of our business. We define EBITDA as profit (loss) for the period, adjusted for depreciation, amortization, net finance income (costs), and income taxes. We define Adjusted EBITDA as profit (loss) for the period, adjusted for depreciation, amortization, net finance income (costs), income taxes, share-based compensation, foreign exchange gains or losses, gains (losses) on sale of subsidiaries and change in fair value of warrant liabilities.

We believe that EBITDA and Adjusted EBITDA are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. EBITDA and Adjusted EBITDA have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because some companies calculate EBITDA and Adjusted EBITDA differently or not at all, limiting their usefulness as direct comparative measures.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most comparable IFRS measure, Loss for the period, for the three months ended March 31, 2022 and 2021:

	As of March 31,
	2022	2021
	$’000	$’000
Loss for the period	(91,357)	(10,847)
Adjustments to EBITDA:
Depreciation and amortization expenses	9,458	5,848
Finance costs and income	6,373	978
Tax (benefit) / provision	9	8
EBITDA	(75,517)	(4,013)
Adjustments to Adjusted EBITDA:
Share-based compensation	8,402	2,802
Change in fair value of warrant liabilities	(5,575)	—
Gain on sale of subsidiary	—	(3,917)
Exchange loss	447	573
Adjusted EBITDA	(72,243)	(4,555)

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Results of Operations - Three Months Ended March 31, 2022 Compared to the Three Months Ended March 31, 2021

The results of operations presented below should be reviewed in conjunction with the unaudited Condensed Consolidated Financial Statements. The following table presents data from our unaudited Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	246,575	27,259	219,316	804.6%
Software licensing	7,756	35,964	(28,208)	(78.4)%
Clinical services	12,115	8,070	4,045	50.1%
Total revenue	266,446	71,293	195,153	273.7%
Clinical care delivery expense	(23,927)	(11,823)	(12,104)	102.4%
Claims expense	(247,552)	(23,917)	(223,635)	935.0%
Platform & application expenses	(16,703)	(6,434)	(10,269)	159.6%
Research & development expenses	(10,057)	(10,390)	333	(3.2)%
Sales, general & administrative expenses	(58,310)	(31,479)	(26,831)	85.2%
Operating loss	(90,103)	(12,750)	(77,353)	606.7%
Finance costs	(6,628)	(992)	(5,636)	568.1%
Finance income	255	14	241	1,721.4%
Change in fair value of warrant liabilities	5,575	—	5,575	NM
Exchange loss	(447)	(573)	126	(22.0)%
Net finance expense	(1,245)	(1,551)	306	(19.7)%
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%
Share of loss of equity-accounted investees	—	(455)	455	(100.0)%
Loss before taxation	(91,348)	(10,839)	(80,509)	742.8%
Tax provision	(9)	(8)	(1)	12.5%
Loss for the period	(91,357)	(10,847)	(80,510)	742.2%

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

The following table sets forth our results of operations as a percentage of total revenue for each period presented preceding:

	Three Months Ended March 31,
	2022	2021
Revenue:
Value-based care	92.5%	38.2%
Software licensing	2.9%	50.5%
Clinical services	4.6%	11.3%
Total revenue	100.0%	100.0%
Clinical care delivery expense	(9.0)%	(16.6)%
Claims expense	(92.9)%	(33.5)%
Platform & application expenses	(6.3)%	(9.0)%
Research & development expenses	(3.8)%	(14.6)%
Sales, general & administrative expenses	(21.9)%	(44.2)%
Operating loss	(33.8)%	(17.9)%
Finance costs	(2.5)%	(1.4)%
Finance income	0.1%	—%
Change in fair value of warrant liabilities	2.1%	—%
Exchange loss	(0.2)%	(0.8)%
Net finance expense	(0.5)%	(2.2)%
Gain on sale of subsidiary	—%	5.5%
Share of loss of equity-accounted investees	—%	(0.6)%
Loss before taxation	(34.3)%	(15.2)%
Tax provision	—%	—%
Loss for the period	(34.3)%	(15.2)%

Revenues

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	246,575	27,259	219,316	804.6%
Software licensing	7,756	35,964	(28,208)	(78.4)%
Clinical services	12,115	8,070	4,045	50.1%
Total revenue	266,446	71,293	195,153	273.7%

Total revenue increased by $195.2 million from $71.3 million for the three months ended March 31, 2021 to $266.4 million for the three months ended March 31, 2022, largely due to the expansion of the Value-based care revenue stream in the United States, including revenue from the acquisition of Meritage Medical Network in April 2021 and revenue from new VBC contracts. In addition, revenue from Software licensing decreased by $28.2 million, primarily attributable to the execution of a one-time software licensing agreement with TELUS, concurrent with the sale of Babylon Health Canada Limited to TELUS in January 2021.

Total Value-based care revenue increased by $219.3 million from $27.3 million for the three months ended March 31, 2021 to $246.6 million for the three months ended March 31, 2022. The increase in revenue from Value-based care of $219.3 million is attributable to the expansion of our related product offerings in the United States, of which $27.4 million relates to revenue from the acquisition of Meritage Medical Network in April 2021. In addition, $186.6 million of the increase in VBC revenue relates to new VBC contracts with various health plans between March 31, 2021 and March 31, 2022, which increased the number of members covered under VBC contracts from 66 thousand as of March 31, 2021 to 271 thousand as of March 31, 2022.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Total Software licensing revenue decreased by $28.2 million from $36.0 million for the three months ended March 31, 2021 to $7.8 million for the three months ended March 31, 2022. The decrease in revenue from Software licensing of $28.2 million is primarily attributable to upfront revenue recognized in connection with the TELUS license of $28.4 million in January 2021.

Total Clinical services revenue increased by $4.0 million from $8.1 million for the three months ended March 31, 2021 to $12.1 million for three months ended March 31, 2022. The increase in Clinical services revenue is primarily attributable to increased virtual consultations on our digital healthcare platform following the expansion of our digital healthcare platform in the United States throughout 2021 and continuing into 2022.

Clinical Care Delivery Expense

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Clinical care delivery expense	(23,927)	(11,823)	(12,104)	102.4%

Clinical care delivery expense increased by $12.1 million from $11.8 million for the three months ended March 31, 2021 to $23.9 million for the three months ended March 31, 2022. Clinical care delivery expense as a percentage of revenues was 9.0% for the three months ended March 31, 2022 and 16.6% for the three months ended March 31, 2021. The increase in Clinical care delivery expense is primarily attributable to an increase in wages and salaries of $11.7 million attributable to the expansion of our VBC product offerings in new geographic areas and additional healthcare providers to support the increased U.S. VBC Members. The decrease in Clinical care delivery expense as a percentage of revenue is due to leverage from the scale of our operations through our digital healthcare platform as we add new U.S. VBC Members. Share-based compensation expense of $0.4 million has been included in Clinical care delivery expense for the three months ended March 31, 2022.

Claims Expense

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Claims expense	(247,552)	(23,917)	(223,635)	935.0%

Claims expense increased by $223.6 million from $23.9 million for the three months ended March 31, 2021 to $247.6 million for the three months ended March 31, 2022. Claims expense as a percentage of revenues was 92.9% for the three months ended March 31, 2022 and 33.5% for the three months ended March 31, 2021. The increase in Claims expense is primarily attributable to the expansion of our VBC product offerings in the United States, which largely contributed to the increase in U.S. VBC members from 66 thousand as of March 31, 2021 to 271 thousand as of March 31, 2022. The increase in Claims expense as a percentage of revenues was largely attributable to the change in the sales mix, with Value-based care revenues increasing as a percentage of total revenues.

Platform & Application Expenses

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Platform & application expenses	(16,703)	(6,434)	(10,269)	159.6%

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Platform & application expenses increased by $10.3 million from $6.4 million for the three months ended March 31, 2021 to $16.7 million for the three months ended March 31, 2022. The increase in Platform & application expenses is primarily attributable to an increase in IT and hosting costs of $2.8 million due to an increased proportion of these costs being attributable to our digital healthcare platform and an increase in platform costs of $2.2 million. The remaining increase is attributable to increased personnel costs. Share-based compensation expense of $0.3 million has been included in Platform & application expenses for the three months ended March 31, 2022.

Research & Development Expenses

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Research & development expenses	(10,057)	(10,390)	333	(3.2)%

Research & development expenses decreased by $0.3 million from $10.4 million for the three months ended March 31, 2021 to $10.1 million for the three months ended March 31, 2022. The decrease in Research & development expenses is primarily attributable to a decrease in our employee headcount related to our Research & development activities contributing to a decline of $0.7 million in wages and salaries and a decline of $0.3 million in social security and pension contributions. This decrease was partially offset by an increase in contractor and consultant expense of $0.6 million that was incurred to compensate for the temporary decrease in employee headcount. Share-based compensation expense of $1.4 million has been included in Research & development expenses for the three months ended March 31, 2022.

Sales, General & Administrative Expenses

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Sales, general & administrative expenses	(58,310)	(31,479)	(26,831)	85.2%

Sales, general & administrative expenses increased by $26.8 million from $31.5 million for the three months ended March 31, 2021 to $58.3 million for the three months ended March 31, 2022. The increase in Sales, general & administrative expenses is primarily attributable to an increase in employee benefits expense of $15.0 million, primarily attributable to an increase in share-based compensation expense and wages and salaries of $13.9 million. The increase in share-based compensation expense was primarily related to a higher number of RSUs granted to employees in the fourth quarter of 2021 with higher grant date fair values than previously granted equity awards. In addition, there was an increase in employee headcount and corresponding employee benefits expense across general & administrative departments as we began to operate as a public company. Another contributing factor to the increase in Sales, general & administrative expense was an increase in depreciation and amortization of $2.7 million, related to intangibles acquired in acquisitions that closed in April 2021. Further, professional fees and insurance increased by $2.3 million and $3.7 million, respectively, primarily related to increased expenses associated with operating as a public company. Share-based compensation expense of $6.4 million has been included in Sales, general & administrative expense for the three months ended March 31, 2022.

Finance Costs

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Finance costs	(6,628)	(992)	(5,636)	568.1%

Finance costs increased by $5.6 million from $1.0 million for the three months ended March 31, 2021 to $6.6 million for the three months ended March 31, 2022. The increase in Finance costs is primarily attributable to $5.2 million of interest expense recognized on loans during the current period. There were no loans held during the prior period.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Change in Fair Value of Warrant Liabilities

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Change in fair value of warrant liabilities	5,575	—	5,575	NM

Change in fair value of warrant liabilities resulted in income of $5.6 million during the three months ended March 31, 2022, whereas we did not have warrants outstanding in the three months ended March 31, 2021. The non-cash Change in fair value of warrant liabilities is primarily related to the classification of warrants as liabilities at fair value upon issuance, with resulting changes in fair value recorded in the Condensed Consolidated Statement of Profit or Loss.

Exchange Loss

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Exchange loss	(447)	(573)	126	(22.0)%

Exchange loss decreased by $0.1 million from a loss of $0.6 million for the three months ended March 31, 2021 to a loss of $0.4 million for the three months ended March 31, 2022. The key driver of the exchange loss was the strengthening of the U.S. Dollar against the Pound Sterling during each respective period.

Gain on Sale of Subsidiary

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%

Gain on sale of subsidiary decreased by $3.9 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The activity in the prior period is related to the sale of Babylon Health Canada Limited to TELUS. There was no such activity in the current period.

Liquidity and Capital Resources

In connection with the Business Combination, the PIPE Investment, and the issuance of unsecured notes in the fourth quarter of 2021, we generated net proceeds of $378.6 million. Further, we issued $100 million of additional unsecured notes on March 31, 2022.

For the three months ended March 31, 2022, we had a Loss for the period of $91.4 million. As of March 31, 2022, we had Cash and cash equivalents of $275.0 million. We require and will continue to need significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures (including those related to product development), and expand our business through acquisitions. Our future capital requirements will depend on many factors, including the cost of future acquisitions, our ability to provide more affordable healthcare, the scale of our increases in headcount, our revenue mix, incremental costs relating to the implementation of new contracts and the timing and extent of spending to support product development efforts.

If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our digital healthcare platform and expansion of our operations would enable us to access financing on reasonable terms. However, there can be no assurance that such financing would be available to us on favorable terms or at all. If the financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our digital healthcare platform, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. The Loss for the period in current and prior periods we have incurred since inception are consistent with our strategy and plans for continued growth and expansion. We expect to continue to incur losses as we execute on our operating plan and expand our product offerings in the near term.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Cash Flows

The following table discloses our consolidated cash flows provided by (used in) operating, investing and financing activities for the periods presented:

	Three Months Ended March 31,
	2022	2021
	$’000	$’000
Net cash (used in) provided by operating activities	(68,957)	21,500
Net cash used in investing activities	(11,656)	(7,282)
Net cash provided by (used in) financing activities	92,978	(2,020)
Net increase in cash and cash equivalents	12,365	12,198
Cash and cash equivalents beginning of the period	262,581	101,757
Effect of exchange rates	32	(57)
Cash and cash equivalents end of the period	274,978	113,898

Cash Flows Provided by (Used in) Operating Activities

Net cash used in operating activities was $69.0 million for the three months ended March 31, 2022 compared to net cash provided by operating activities of $21.5 million for the three months ended March 31, 2021, an increase of $90.5 million. The increase in Net cash used in operating activities is primarily attributable to a higher Loss for the period, after adjusting for non-cash items, of $68.1 million when compared to the prior period. See “Results of Operations - Three Months Ended March 31, 2022 Compared to the Three Months Ended Match 31, 2021” for additional discussion of the increase in expenses contributing to the Loss for the period. In the prior period, there was favorable impact from changes in working capital, primarily a working capital improvement resulting from an increase in payables and accruals of $34.3 million, partially offset by an increase in receivables of $8.7 million, compared to an increase in payables and accruals of $3.2 million and decrease in receivables of $0.1 million in the current period.

Cash Flows Provided by (Used in) Investing Activities

Net cash used in investing activities was $11.7 million for the three months ended March 31, 2022 compared to net cash used in investing activities of $7.3 million for the three months ended March 31, 2021, an increase of $4.4 million. The increase in Net cash used in investing activities was the result of multiple factors including higher capital expenditures and development costs capitalized of $2.3 million and $2.1 million, respectively.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities was $93.0 million for the three months ended March 31, 2022 compared to net cash used in financing activities of $2.0 million for the three months ended March 31, 2021, an increase of $95.0 million. The increase in Net cash provided by financing activities is primarily attributable to the proceeds from the issuance of borrowings during the period of $100.0 million, offset by payment of debt and equity issuance costs of $5.0 million.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Funding Requirements

As of March 31, 2022, we had a net asset position of $79.5 million, including cash and cash equivalents of $275.0 million.

Our directors performed a going concern assessment for a period of twelve months from the date of approval of our Condensed Consolidated Financial Statements for the three months ended March 31, 2022 to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, but additional funding is required to provide sufficient funds to meet our liabilities that may fall due through May 2023 and beyond if we continue with our planned growth strategy.

While there is no assurance that additional funds are available on acceptable terms, the directors believe that they will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through May 2023 and after. Based on this, we believe it remains appropriate to prepare our financial statements on a going concern basis.

However, the above indicates that there are material uncertainties (ability to raise further capital) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.

The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.